United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

COMMISSION FILE NO.: 0-13545

JMB/245 PARK AVENUE ASSOCIATES, LTD.
(Exact name of registrant as specified in its charter)

900 N. Michigan Avenue, Chicago, Illinois 312-915-1987
(Address and telephone number of registrant’s principal executive offices)

LIMITED PARTNERSHIP INTERESTS
(Title of each class of securities covered by this Form

NONE
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an "X" in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 13g-4(a)(1)9i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ X ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ X ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:

ZERO - Registrant Liquidated

Pursuant to the requirements of the Securities Exchange Act of 1934, JMB/245 Park Avenue Associates, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JMB/245 PARK AVENUE ASSOCIATES, LTD.

By:	JMB Park Avenue, Inc. Corporate General Partner

GAILEN J. HULL
By:	Gailen J. Hull, Vice President

Dated:  February 27, 2018